EX-99.B9(d)


                              Amendment No. 2 to the
                     Transfer Agency and Registrar Agreement


      This Amendment is made as of _______, 1993, to the Transfer Agency and Registrar Agreement between Nations Fund, Inc. (the "Company") and The Shareholder Services Group, Inc. (MA) (the "Transfer Agent") dated as of April 25, 1992, as amended (the "Agreement").

      WHEREAS, the Agreement provides for the Transfer Agent to act as transfer agent, registrar and dividend disbursing agent for Investor Shares (as therein defined) of five portfolios of the Company; and

      WHEREAS, the Company desires that the Transfer Agent serve in such capacities with respect to an additional class of shares known as Investor C Shares for the Nations Prime Fund and Nations Treasury Fund (referred to herein as the "Money Market Funds").

      NOW, THEREFORE, the parties agree as follows:

      1. The Company hereby appoints and constitutes the Transfer Agent as transfer agent, registrar and dividend disbursing agent for Investor C Shares of the Money Market Funds and the Transfer Agent accepts such appointments and agrees to perform the duties set forth in the Agreement.

      2. In all other respects the Agreement is confirmed.

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to the Agreement to be executed by their duly authorized officers as of the day and year first above written.

                                    Very truly yours,

                                    NATIONS FUND, INC.


                                    By /s/ A. Max Walker
                                       ----------------------
                                       A. Max Walker
                                       Chairman of the Board

THE SHAREHOLDER SERVICES GROUP, INC.


By _______________________
   Name:
   Title: